UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 7, 2012, and entitled “Orbotech Announces First Quarter 2012 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets at March 31, 2012.

3.	Registrant’s Condensed Consolidated Statements of Income for the Three Month Period ended March 31, 2012 (with heading period reference corrected).

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Three Month Period ended March 31, 2012 (with heading period reference corrected).

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the Three Month Period ended March 31, 2012 (with heading period reference corrected).

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FIRST QUARTER 2012 RESULTS

•	2012 first quarter:

•	Revenues: $100.2 million

•	Gross margin - improved to 44.7%

•	Non-GAAP net income: $0.17 per share (diluted)

•	GAAP net income: $0.04 per share (diluted)

•	Service revenues - record $37.9 million

•	2012 second quarter and full year guidance:

•	Second quarter 2012 revenues: approximately $100 million

•	2012 revenues: approximately $500 million

•	2012 non-GAAP earnings: $1.40 - $1.50 per share (diluted)

•	2012 GAAP earnings: $1.00 - $1.10 per share (diluted)

YAVNE, ISRAEL — May 7, 2012 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the first quarter ended March 31, 2012.

Commenting on the quarter, Rani Cohen, President and Chief Executive Officer, said: “We are satisfied with our first quarter financial results. We are particularly pleased with the improvement in our gross margins, reflecting our operating efficiencies and favorable product mix, and the record revenues from our customer support operations, a reflection of our continued success in securing service contracts. After a somewhat slow start to the year, in recent weeks we are seeing significantly improved sales of our PCB equipment. Although capital spending in the FPD industry remains slow, we continue to believe that capital expenditure in this industry will return to higher levels as the year progresses and the current FPD cyclical downturn begins to abate. Even with some uncertainty in the FPD industry, we are leaving our previously-announced guidance unchanged and continue to expect first half 2012 revenues of approximately $200 million and full year 2012 revenues of approximately $500 million.” Mr. Cohen added: “As in the past, our exceptional product portfolio positions us well to take advantage of existing strong consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, and anticipated demand for advanced panel devices once the FPD industry begins to recover.”

Revenues for the first quarter of 2012 totaled $100.2 million, compared to $133.3 million in the fourth quarter, and $134.2 million in the first quarter, of 2011. GAAP net income for the first quarter of 2012 was $1.6 million, or $0.04 per share (diluted), compared to GAAP net income of $2.5 million, or $0.06 per share (diluted), for the fourth quarter of 2011 and GAAP net income of $11.2 million, or $0.31 per share (diluted), in the first quarter of 2011. GAAP net income for the first quarter of 2012 includes a $1.9 million restructuring charge relating to the Company’s cost reduction program. GAAP net income for the fourth quarter of 2011 includes a write-down of $6.7 million of inventories relating primarily to excess inventories of components for certain of the Company’s FPD products in connection with the current cyclical downturn in the FPD industry.

Non-GAAP net income for the first quarter of 2012 was $7.6 million, or $0.17 per share (diluted), compared to non-GAAP net income of $15.2 million, or $0.42 per share (diluted), in the first quarter of 2011. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

In the Company’s Production Solutions for Electronics Industry segment, sales of equipment to the PCB industry were $48.5 million in the first quarter of 2012, compared to $52.7 million in the fourth quarter, and $57.1 million in the first quarter, of 2011; and sales of equipment to the FPD industry were $11.8 million in the first quarter of 2012, compared to $42.5 million in the fourth quarter, and $43.2 million in the first quarter, of 2011. In the Company’s Recognition Software segment, sales were $2.0 million in the first quarter of 2012, compared to $2.1 million in the fourth quarter, and $1.4 million in the first quarter, of 2011.

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In addition, service revenue for the first quarter of 2012 reached a record $37.9 million, compared to $36.0 million in the fourth quarter, and $32.5 million in the first quarter, of 2011.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $267.5 million; and debt of $88 million, compared with cash, cash equivalents and short-term bank deposits of approximately $296.5 million; and debt of $96 million at the end of 2011. The decrease in the Company’s cash position at the end of the first quarter reflected, in part, lower than expected collections, as well as payment of the Company’s annual incentive compensation, during the quarter.

An earnings conference call for the Company’s first quarter 2012 results is scheduled for Monday, May 7, 2012, at 9:00 a.m. EST. The dial-in number for the conference call is 630-395-0298, and a replay will be available on telephone number 203-369-3520 until May 21 2012. The pass code is Q1. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

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ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2012

	March 31 2012	December 31 2011
	U.S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	159,202	151,237
Short-term bank deposits	93,412	145,292
Marketable securities	2,110
Accounts receivable:
Trade	198,430	196,232
Other	29,371	26,163
Deferred income taxes	7,822	6,580
Inventories	107,764	105,109

Total current assets	598,111	630,613

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	12,803
Funds in respect of employee rights upon retirement	12,232	11,846
Deferred income taxes	8,983	8,999
Other long-term investments	2,381	2,426

	36,399	23,271

PROPERTY, PLANT AND EQUIPMENT, net	25,205	26,664

GOODWILL	12,444	12,444

OTHER INTANGIBLE ASSETS, net	51,400	54,491

	723,559	747,483

Liabilities and equity

CURRENT LIABILITIES:
Current maturities of long-term bank loan	32,000	32,000
Accounts payable and accruals:
Trade	25,336	32,357
Other	45,583	57,590
Deferred income	24,170	25,910

Total current liabilities	127,089	147,857

LONG-TERM LIABILITIES:
Long-term bank loan	56,000	64,000
Liability for employee rights upon retirement	27,143	26,797
Deferred income taxes	1,799	1,759
Other tax liabilities	17,030	16,938

Total long-term liabilities	101,972	109,494

Total liabilities	229,061	257,351

EQUITY:
Share capital	2,099	2,092
Additional paid-in capital	272,310	270,966
Retained earnings	275,787	274,148
Accumulated other comprehensive income (loss)	99	(1,460)

	550,295	545,746
Less treasury shares, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	493,103	488,554
Non-controlling interest	1,395	1,578

Total equity	494,498	490,132

	723,559	747,483

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

	3 months ended March 31		12 months Ended December 31
	2012	2011	2011
	U.S. dollars in thousands (except per share data)

REVENUES	100,222	134,211	565,313

COST OF REVENUES	55,377	78,516	329,442

WRITE- DOWN OF INVENTORIES			6,743

GROSS PROFIT	44,845	55,695	229,128

RESEARCH AND DEVELOPMENT COSTS - net	18,076	20,229	84,180

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	18,641	17,354	72,583

AMORTIZATION OF INTANGIBLE ASSETS	3,091	3,071	12,304

RESTRUCTURING CHARGES	1,918

OPERATING INCOME	3,119	15,041	60,061

FINANCIAL EXPENSES- net	1,105	2,123	6,551

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME	2,014	12,918	53,510

TAXES ON INCOME	542	1,830	7,677

	1,472	11,088	45,833

SHARE IN LOSSES OF ASSOCIATED COMPANY	45		179

NET INCOME FROM CONTINUING OPERATIONS	1,427	11,088	45,654

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX		108	1,363

NET INCOME	1,427	11,196	47,017

NET LOSS ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(212)		(322)

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	1,639	11,196	47,339

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME FROM CONTINUING OPERATIONS	1,639	11,088	45,976

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX		108	1,363

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	1,639	11,196	47,339

EARNINGS PER SHARE:
INCOME FROM CONTINUING OPERATIONS:
BASIC	$0.04	$0.31	$1.15

DILUTED	$0.04	$0.30	$1.13

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.:
BASIC	$0.04	$0.32	$1.19

DILUTED	$0.04	$0.31	$1.16

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
BASIC	43,402	35,229	39,909

DILUTED	43,944	36,458	40,816

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

	3 months ended March 31		12 months ended December 31
	2012	2011	2011
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	1,427	11,196	47,017
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Income from discontinued operations		(108)	(1,363)
Depreciation and amortization	5,076	5,090	19,958
Compensation relating to equity awards granted to employees and others - net	910	1,057	3,728
Increase (decrease) in liability for employee rights upon retirement	124	(363)	(704)
Non-cash expenses in respect of restructuring	601
Deferred income taxes	(1,186)	1,280	2,584
Loss from sales and write down of marketable securities		157	395
Others	67		1,224
Decrease (increase) in accounts receivable:
Trade	(2,198)	(11,794)	(42,714)
Other	(2,224)	(1,084)	2,698
Increase (decrease) in accounts payable and accruals:
Trade	(7,021)	5,727	5,822
Deferred income and other	(12,488)	(1,931)	6,105
Decrease (increase) in inventories	(2,844)	(1,376)	6,870

Net cash provided by (used in) operating activities - continuing operations	(19,756)	7,851	51,620
Net cash provided by (used in) operating activities - discontinued operations		864	(787)

Net cash provided by (used in) operating activities	(19,756)	8,715	50,833

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(1,530)	(1,249)	(7,554)
Withdraw (placement) of bank deposits	51,880		(142,325)
Realization (purchase) of marketable securities	(14,935)	1,340	1,967
Other investment			(2,810)
Proceeds from disposal of property, plant and equipment			35
Decrease (increase) in funds in respect of employee rights upon retirement	(164)	67	331

Net cash provided by (used in) investing activities - continuing operations	35,251	158	(150,356)
Net cash provided by investing activities - discontinued operations		9,155	9,155

Net cash provided by (used in) investing activities	35,251	9,313	(141,201)

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of long-term bank loan	(8,000)	(8,000)	(32,000)
Employee stock options excercised	470	1,067	2,063
Proceeds from issuance of shares, net			90,683

Net cash provided by (used in) financing activities	(7,530)	(6,933)	60,746

Currency translation adjustments on cash and cash equivalents		26

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,965	11,121	(29,622)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	151,237	180,859	180,859

CASH AND CASH EQUIVALENTS AT END OF PERIOD	159,202	191,980	151,237

LESS - CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS AT END OF PERIOD		748

CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF PERIOD	159,202	191,232	151,237

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

	3 months ended March 31		12 months ended December 31
	2012	2011	2011
	U.S. dollars in thousands (except per share data)

Reported operating income on GAAP basis	3,119	15,041	60,061

Equity based compensation expenses	910	1,057	3,728
Restructuring charges	1,918
Amortization of intangible assets	3,091	3,071	12,304

Non-GAAP operating income	9,038	19,169	76,093

Reported net income attributable to Orbotech Ltd. on GAAP basis	1,639	11,196	47,339

Equity based compensation expenses	910	1,057	3,728
Amortization of intangible assets	3,091	3,071	12,304
Income from discontinued operations		(108)	(1,363)
Restructuring charges	1,918
Share in losses of associated company	45		179

Non-GAAP net income from continuing operations	7,603	15,216	62,187

Non-GAAP earnings per diluted share	$0.17	$0.42	$1.52

Shares used in earnings per diluted share calculation-in thousands	43,944	36,458	40,816

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; (iii) discontinued operations; and/or (iv) restructuring charges. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a detailed explanation of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2011.

COMPANY CONTACTS:

Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: May 8, 2012